SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
PEACE ARCH ENTERTAINMENT GROUP INC.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
704586304

(CUSIP Number)
c/o Gary I. Levenstein, Esq.
Chicago, Illinois 60602
Telephone no. (312) 977-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 28, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	704586304

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victor Morgenstern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,502,100(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,502,100(1)

WITH	10	SHARED DISPOSITIVE POWER

505,200(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,007,300(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(3)

14	TYPE OF REPORTING PERSON

IN

(1)	Includes 1,500,000 shares owned by Resolute Partners, L.P. (the “Partnership”), a limited partnership of which Victor Morgenstern is the sole general partner. Mr. Morgenstern disclaims beneficial ownership of the shares owned by the Partnership, except to the extent of his pecuniary interest therein.

(2)	Includes 100,200 shares owned by Judd Morgenstern, 135,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 135,000 shares owned by the Robyn Morgenstern Irrevocable Trust, 135,000 shares owned by the Judd Morgenstern Irrevocable Trust. Victor Morgenstern disclaims beneficial ownership of all such shares.

(3)	Based on 49,785,974 shares of the Issuer’s common stock, without par value (“Common Stock”) outstanding as of July 31, 2009, based upon information provided by the Issuer.

CUSIP No.	704586304

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Faye Morgenstern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		405,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

405,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,007,300(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(3)

14	TYPE OF REPORTING PERSON

OO

(1)	Includes 135,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 135,000 shares owned by the Robyn Morgenstern Irrevocable Trust and 135,000 shares owned by the Judd Morgenstern Irrevocable Trust (collectively, the “Trusts”), each of which is an irrevocable trust of which Faye Morgenstern is the trustee. Mrs. Morgenstern disclaims beneficial ownership of all shares beneficially owned by the Trusts.

(2)	Includes 1,002,100 shares owned by Victor Morgenstern, 100,200 shares owned by Judd Morgenstern, 405,000 shares in the aggregate owned by the Trusts and 1,500,000 shares owned by the Partnership. Mrs. Morgenstern disclaims beneficial ownership of all shares beneficially owned by Messrs. Morgenstern and the Trusts. Mrs. Morgenstern disclaims beneficial ownership of the all shares beneficially owned by the Partnership, except to the extent of her pecuniary interest therein.

(3)	Based on 49,785,974 shares of Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.

CUSIP No.	704586304

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judd Morgenstern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

100,200(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,007,300(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(3)

14	TYPE OF REPORTING PERSON

IN

(1)	Victor Morgenstern shares dispositive power with respect to these shares. Victor Morgenstern disclaims beneficial ownership of all such shares.

(2)	Includes 1,002,100 shares owned by Victor Morgenstern, 405,000 shares in the aggregate owned by the Trusts and 1,500,000 shares owned by the Partnership. Judd Morgenstern disclaims beneficial ownership of all shares beneficially owned by Victor Morgenstern, the Jennifer Morgenstern Irrevocable Trust, and the Robyn Morgenstern Irrevocable Trust. Mr. Morgenstern disclaims beneficial ownership of all shares beneficially owned by the Partnership, except to the extent of his pecuniary interest therein.

(3)	Based on 49,785,974 shares of Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.

CUSIP No.	704586304

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer Morgenstern Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		135,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

135,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,000(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(4)

14	TYPE OF REPORTING PERSON

OO

(1)	Faye Morgenstern, in her capacity as trustee of the Jennifer Morgenstern Irrevocable Trust, shares dispositive power with respect to these shares. Mrs. Morgenstern disclaims beneficial ownership of all such shares.

(2)	Victor Morgenstern shares dispositive power with respect to these shares. Mr. Morgenstern disclaims beneficial ownership of all such shares.

(3)	Includes 1,002,100 shares owned by Victor Morgenstern, 100,200 shares owned by Judd Morgenstern, 135,000 shares owned by the Robyn Morgenstern Irrevocable Trust, 135,000 shares owned by the Judd Morgenstern Irrevocable Trust, and 1,500,000 shares owned by Resolute Partners, L.P. The Jennifer Morgenstern Trust disclaims beneficial ownership of all such shares.

(4)	Based on 49,785,974 shares of Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.

CUSIP No.	704586304

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robyn Morgenstern Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		135,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

135,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,007,300(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(4)

14	TYPE OF REPORTING PERSON

OO
(1)	Faye Morgenstern, in her capacity as trustee of the Robyn Morgenstern Irrevocable Trust, shares dispositive power with respect to these shares. Mrs. Morgenstern disclaims beneficial ownership of all such shares.

(2)	Victor Morgenstern shares dispositive power with respect to these shares. Mr. Morgenstern disclaims beneficial ownership of all such shares.

(3)	Includes 1,002,100 shares owned by Victor Morgenstern, 100,200 shares owned by Judd Morgenstern, 135,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 135,000 shares owned by the Judd Morgenstern Irrevocable Trust, and 1,500,000 shares owned by Resolute Partners, L.P. The Robyn Morgenstern Trust disclaims beneficial ownership of all such shares.

(4)	Based on 49,785,974 shares of Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.

CUSIP No.	704586304

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judd Morgenstern Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		135,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

135,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,007,300(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(4)

14	TYPE OF REPORTING PERSON

OO
(1)	Faye Morgenstern, in her capacity as trustee of the Judd Morgenstern Irrevocable Trust, shares dispositive power with respect to these shares. Mrs. Morgenstern disclaims beneficial ownership of all such shares.

(2)	Victor Morgenstern shares dispositive power with respect to these shares. Mr. Morgenstern disclaims beneficial ownership of all such shares.

(3)	Includes 1,002,100 shares owned by Victor Morgenstern, 100,200 shares owned by Judd Morgenstern, 135,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 135,000 shares owned by the Robyn Morgenstern Irrevocable Trust, and 1,500,000 shares owned by Resolute Partners, L.P. The Judd Morgenstern Trust disclaims beneficial ownership of all such shares.

(4)	Based on 49,785,974 shares of Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.

CUSIP No.	704586304

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Resolute Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,500,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,007,300(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%(3)

14	TYPE OF REPORTING PERSON

PN
(1)	Victor Morgenstern, in his capacity as sole general partner of Resolute Partners L.P. (the “Partnership”), has shared voting and dispositive power with respect to the shares owned by the Partnership. Mr. Morgenstern disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(2)	Includes 1,002,100 shares owned by Victor Morgenstern, 100,200 shares owned by Judd Morgenstern, and 405,000 shares in the aggregate owned by the Trusts. The Partnership disclaims beneficial ownership of all such shares.

(3)	Based on 49,785,974 shares of Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.

Item 1. Security and Issuer.
          This Schedule 13D relates to the common stock, without par value (the “Common Stock”) of Peace Arch Entertainment Inc., an Ontario corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1867 Yonge Street, Suite 650, Toronto A6 M4S 1Y5, Canada.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by (i) Victor Morgenstern (“Victor”), (ii) Faye Morgenstern (“Faye”), (iii) Judd Morgenstern (“Judd”), (iv) the Jennifer Morgenstern Irrevocable Trust (the “Jennifer Trust”), (v) the Robyn Morgenstern Irrevocable Trust (the “Robyn Trust”), (vi) the Judd Morgenstern Irrevocable Trust (the “Judd Trust,” and, collectively with the Jennifer Trust and the Robyn Trust, the “Trusts”), and (vii) Resolute Partners, L.P. (the “Partnership”). Collectively, Victor, Faye, Judd, the Trusts and the Partnership are referred to herein as the “Reporting Persons” and each as a “Reporting Person.”
     (b) The address of each of the Reporting Persons is c/o Gary I. Levenstein, Esq., 70 W. Madison St., Suite 3500, Chicago, IL 60602.
     (c) Each of the Reporting Persons is a private investor.
     (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Each of Victor, Faye and Judd are citizens of the United States. Each of the Trusts is an Illinois-situs irrevocable trust. The Partnership is an Illinois limited partnership.
Item 3. Source and Amount of Funds or Other Consideration.
     Victor and Judd each acquired the Common Stock reported in this Schedule 13D as beneficially owned by him and not disclaimed using his personal funds. Faye, not personally, but in her capacity as trustee of the Trusts, acquired the Common Stock reported herein as beneficially owned by the Trusts using the Trusts’ working capital. The Partnership acquired the Common Stock reported herein as beneficially owned by the Partnership and not disclaimed using the Partnership’s working capital. No portion of such funds have been borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock reported herein.

Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the Common Stock reported in this Schedule 13D for investment purposes only. Specifically, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.
     Depending upon market conditions and other factors that he, she or it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities now beneficially owned or hereafter acquired.
     The Reporting Persons reserve the right to discuss and/or meet with management, the board of directors of the Issuer, other shareholders and other third parties and/or formulate plans or proposals regarding the Issuer or its securities.
Item 5. Interest in Securities of the Issuer
(a) Beneficial Ownership.
Victor. As of the date hereof, Victor is deemed to be the beneficial owner of 3,007,300 shares of Common Stock, which constitutes approximately 6.0% of the Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer. This figure includes (i) 1,002,100 shares owned by Victor, personally, (ii) 100,200 shares owned by Judd, personally (iii) 135,000 shares owned by the Jennifer Trust, (iv) 135,000 shares owned by the Robyn Trust, (v) 135,000 shares owned by the Judd Trust, and (vi) 1,500,000 shares owned by the Partnership. He disclaims beneficial ownership of all shares not held by him personally, except to the extent of his pecuniary interest in the shares held by the Partnership.
Faye. As of the date hereof, Faye is deemed to be the beneficial owner of 405,000 shares of Common Stock, which constitutes approximately 0.8% of the Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer. This figure includes includes 135,000 shares owned by the Jennifer Trust, 135,000 shares owned by the Robyn Trust, and 135,000 shares owned by the Judd Trust. Faye disclaims beneficial ownership of all such shares.
Judd. As of the date hereof, Judd is deemed to be the beneficial owner of 100,200 shares of Common Stock, which constitutes approximately 0.5% of the Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer. This figure includes 100,200 shares owned by Judd, personally.
Jennifer Trust. As of the date hereof, the Jennifer Trust is deemed to be the beneficial owner of 135,000 shares of Common Stock, which constitutes approximately 0.3% of the Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.
Robyn Trust. As of the date hereof, the Robyn Trust is deemed to be the beneficial owner of 135,000 shares of Common Stock, which constitutes approximately 0.3% of the Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.

Judd Trust. As of the date hereof, the Judd Trust is deemed to be the beneficial owner of 135,000 shares of Common Stock, which constitutes approximately 0.3% of the Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.
Partnership. As of the date hereof, the Partnership is deemed to be the beneficial owner of 1,500,000 shares of Common Stock, which constitutes approximately 3.0% of the Common Stock outstanding as of July 31, 2009, based upon information provided by the Issuer.
(b) Voting and Dispositive Power.
Victor. As of the date hereof, Victor has sole voting and dispositive power with respect to (i) 1,002,100 shares beneficially owned by himself, personally, and (ii) in his capacity as sole general partner of the Partnership, 1,500,000 shares beneficially owned by the Partnership. He has shared dispositive power, with Faye, with respect to (i) 135,000 shares beneficially owned by the Jennifer Trust, (ii) 135,000 shares beneficially owned by the Robyn Trust, (iii) 135,000 shares beneficially owned by the Judd Trust. He has shared dispositive power, with Judd, with respect to 100,200 shares beneficially owned by Judd, personally. He disclaims beneficial ownership of all shares not held by him personally, except to the extent of his pecuniary interest in the shares held by the Partnership.
Faye. As of the date hereof, Faye, not personally, but in her capacity as trustee of the Trusts, has sole voting power and shared dispositive power with respect to (i) 135,000 shares beneficially owned by the Jennifer Trust, (ii) 135,000 shares beneficially owned by the Robyn Trust and (iii) 135,000 shares beneficially owned by the Judd Trust. She disclaims beneficial ownership of all such shares.
Judd. As of the date hereof, Judd has sole voting power and shared dispositive power, with Victor, with respect to 100,200 shares beneficially owned by Judd, personally.
Jennifer Trust. As of the date hereof, the Jennifer Trust has shared voting power, with Victor, and shared dispositive power, with Faye, with respect to 135,000 shares of Common Stock.
Robyn Trust. As of the date hereof, the Robyn Trust has shared voting power, with Victor, and shared dispositive power, with Faye, with respect to 135,000 shares of Common Stock.
Judd Trust. As of the date hereof, the Judd Trust has shared voting power, with Victor, and shared dispositive power, with Faye, with respect to 135,000 shares of Common Stock.
Partnership. As of the date hereof, the Partnership has shared voting and dispositive power, with Victor, with respect to 1,500,000 shares of Common Stock.

(c) Transactions Within the Last 60 Days.
     Except as set forth in the following table, none of the Reporting Persons has engaged in any transactions in the Common Stock within the past 60 days:

Reporting Person	Date	Shares	Price	Transaction
Resolute Partners L.P.	7/20/2009	24,110	$0.0602	open-market purchase
Resolute Partners L.P.	7/21/2009	5,000	$0.0611	open-market purchase
Resolute Partners L.P.	7/22/2009	12,100	$0.0605	open-market purchase
Resolute Partners L.P.	7/23/2009	170,790	$0.0608	open-market purchase
Resolute Partners L.P.	7/24/2009	34,600	$0.0643	open-market purchase
Resolute Partners L.P.	7/28/2009	155,600	$0.0515	open-market purchase
Resolute Partners L.P.	7/29/2009	15,600	$0.0562	open-market purchase
Resolute Partners L.P.	7/30/2009	182,200	$0.0649	open-market purchase
Resolute Partners L.P.	8/5/2009	81,800	$0.0625	open-market purchase
Resolute Partners L.P.	8/7/2009	15,100	$0.0604	open-market purchase
Resolute Partners L.P.	8/11/2009	103,100	$0.0616	open-market purchase
Judd Morgenstern	8/12/2009	200	$0.0600	open-market purchase
	TOTAL:	800,200

(d) Dividends and Proceeds of Sale.
No persons other than the Reporting Persons have the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons. Each of the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of, such Common Stock only to the extent of his, her or its beneficial interest in such shares of Common Stock.
(e) Termination of 5% Interest.
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as set forth in Items 3 and 4 of this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

99.1	Joint Filing Agreement by and among the Reporting Persons dated August 17, 2009.
[SIGNATURE PAGE FOLLOWS]

SIGNATURE
     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2009

/s/ Victor Morgenstern

Victor Morgenstern

/s/ Faye Morgenstern

Faye Morgenstern

/s/ Judd Morgenstern

Judd Morgenstern

Jennifer Morgenstern Irrevocable Trust

By:	/s/ Faye Morgenstern

Faye Morgenstern, Trustee

Robyn Morgenstern Irrevocable Trust

By:	/s/ Faye Morgenstern

Faye Morgenstern, Trustee

Judd Morgenstern Irrevocable Trust

By:	/s/ Faye Morgenstern

Faye Morgenstern, Trustee

Resolute Partners, LP

By:	/s/ Victor Morgenstern

Victor Morgenstern, General Partner